April 21, 2021



Keith S. MacLeod, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

               Re: PIMCO Flexible Emerging Markets Income Fund File Nos. 333-254586 and 811-23648

Dear Mr. MacLeod:

       On March 22, 2021, you filed a registration statement on Form N-2 for PIMCO Flexible
Emerging Markets Income Fund (the    Fund   ). Our comments are set forth
below. For
convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover Page
1. The Investment Objectives of the Fund are to seek to provide attractive risk-adjusted returns and current income. Please revise the investment objectives to emphasize seeking current income. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names),
   no. 9. Please also disclose in plain English what the phrase
risk-adjusted returns    means.
2. The last sentence under    Investment Strategy    states that it is expected
that the Fund
   normally will have a short to longer average portfolio duration (i.e., within a zero to 12 year range), as calculated by the Investment Manager, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. Inasmuch as this disclosure sets forth a flexible, open-ended duration policy, please revise this sentence to state that the Fund has no targeted average portfolio duration and, if accurate, that it can range widely from zero to 12 years or more.
 Keith S. MacLeod, Esq.
Page 2
April 21, 2021

3. The fourth sentence under    Portfolio Contents    states that    [w]ithin
the limits of the
   foregoing 80% policy   , the Fund may invest in instruments tied
economically to the United
   States or other developed markets and equity securities. Please clarify the disclosure to indicate that these investments will be excluded from the 80% policy.
4. The second paragraph under    Portfolio Contents    describes how PIMCO
identifies countries
   as emerging market countries and provides a non-exhaustive list of examples of how the
   Fund may consider a country to be an emerging market country. Please disclose the specific criteria PIMCO will use to identify emerging market countries for purposes
of the Fund   s
   policy to invest at least 80% of its assets in instruments that are tied economically to emerging market countries. See Rule 35d-1(a)(3)(ii) under the Investment Company Act of
   1940 (   1940 Act   ).
5. The third paragraph under    Portfolio Contents    sets forth the criteria
used by PIMCO to
   determine whether an instrument is economically tied to an emerging market country. Please consider removing such disclosure from the Prospectus cover page as it is very detailed.
6. The first sentence of the sixth paragraph states that the Fund may invest through Subsidiaries in Alt Lending ABS. Please respond to the following comments with respect to the
   Subsidiaries.
   a. Disclose any of a Subsidiary   s principal investment strategies or
principal risks that
      constitute principal investment strategies or principal risks of the
Fund.
   b. Confirm to us that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.
   c. Confirm to us that the investment advisory contract between a Subsidiary and its investment adviser will be filed as an exhibit to the registration statement.
   d. Confirm to us that (a) a Subsidiary   s management fee (including any
performance fee)
      will be included in the    Management Fee    line item of the fee table
and a Subsidiary   s
      expenses will be included in the    Other Expenses    line item of the
fee table; (b) if a
      Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a Subsidiary and its board of directors will agree to inspection by the staff of the
Subsidiary   s books and
      records, which will be maintained in accordance with Section 31 of the 1940 Act.
7. The first sentence under    Leverage    identifies, among other things,
credit default swaps that
   the Fund will use to add leverage to its portfolio. The second sentence
under    Leverage
   states that the Fund may also enter into transactions other than those noted above that may give rise to a form of leverage, including credit default swaps. Please revise the disclosure to identify credit default swaps only once in these two sentences. Also, please disclose if the
   Fund will sell credit default swaps and the corresponding risks of doing so. Keith S. MacLeod, Esq.
Page 3
April 21, 2021

Prospectus Summary     The Offering (pages 1     2)
8. The third to last sentence of this section states that the Fund reserves the right to reject a purchase order for any reason. Please disclose the circumstances in which the Fund would reject a purchase order. We may have additional comments after reviewing your response.
Prospectus Summary     Portfolio Management Strategies (pages 3     6)
9. The fourth sentence on page 3 states that PIMCO may choose to focus on particular countries or emerging market regions or industries and sectors at any time and from time to time. If the Fund will be focused on particular countries, regions, industries or sectors at launch, please disclose the specific risks of those countries, regions, industries or sectors in the
   Principal Risks of the Fund section.
10. The paragraph on pages 4 and 5 identifies the debt instruments in which the Fund may invest.
    Please review this paragraph and limit the disclosure to only the types of investments in which the Fund will principally invest. Please move disclosure of any non-principal investments to a separate section outside of the Prospectus Summary. See Instruction to Item
    3.2. of Form N-2 (stating that the synopsis should provide a    clear and
concise [emphasis
    added]    description of the key features of the offering and the Fund, with cross-references to
    relevant disclosure elsewhere in the Prospectus or Statement of Additional Information). See
    also Item 8.2.b.(1) of Form N-2; Item 8.4. of Form N-2 and Instruction a. thereto; ADI 2019-
    08     Improving Principal Risks Disclosure (at text preceding footnote 7).
11. The second full paragraph on page 5 sets forth numerous, multi-layered criteria used by
    PIMCO to determine whether an instrument is economically tied to an emerging market country. Please revise the disclosure in plain English to provide a clear, objective discussion of how the Fund determines that an instrument is economically tied to an emerging market country.
12. Please explain to us how the following are appropriate criteria for determining whether an instrument is tied economically to an emerging market country:
   a. the currency of settlement of a security is a currency of an emerging market country; and
   b. with respect to derivative instruments, the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies).
   Please also explain to us how the    country of risk    criteria applied to
an issuer or an issuer   s
   ultimate parent indicate that a security is economically tied to an emerging market country.
   See Rule 35d-1(a)(3)(i).
13. The fourth sentence on page 6 states that the Fund   s investments in,
origination of and/or
    securitization of loans may also be limited by the Fund   s intention to
qualify as a regulated
    investment company. Please clarify the disclosure to indicate what limitations the sentence refers (e.g., Subchapter M of the Internal Revenue Code).
 Keith S. MacLeod, Esq.
Page 4
April 21, 2021

14. The last sentence of the second full paragraph on page 6 states that the Fund may engage in short sales. Please confirm whether the Fund intends to use short sales and, if so, please include an estimate of dividend and interest expense on short sales in the fee table.
    Alternatively, please confirm to us that the Fund has no current intention to engage in short sales (i.e., the Fund will not engage in short sales within one year of the effective date of the registration statement).
15. The first sentence of the third full paragraph on page 6 states that the Fund may invest in other investment companies. Please confirm that, if necessary, the expenses of such investments will be reflected in a separate Acquired Fund Fees and Expenses line item in the fee table. See Instruction 10 to Item 3.1 of Form N-2.
Prospectus Summary     Distributor, Custodian and Transfer Agent (page 9)
16. The second sentence of this section will identify the Fund   s primary
custodian. Please also
    identify the custodian of any wholly-owned Subsidiary.
Prospectus Summary     Principal Risks of the Fund (pages 10     39)
17. This section of the Prospectus Summary is approximately 29 pages. The Principal Risks of the Fund section of the Prospectus is approximately 33 pages. Please summarize the
    disclosure of the Fund   s principal risks in this section of the
Prospectus Summary. See
    Instruction to Item 3.2. of Form N-2
Prospectus Summary     Principal Risks of the Fund     Foreign (non-U.S.)
Investment
Risk (pages 16     17)
18. Disclosure on pages 16 and 17 describes the risks of investments in China and Russia. If investing in China and Russia are principal strategies of the Fund, please identify such
    investments in the Fund   s Investment Objectives and Strategies section of
the Prospectus
    Summary or explain to us why doing so is not appropriate.
Prospectus Summary     Securitization Risk (pages 25     26)
19. The first sentence of this risk factor states that the Fund may securitize its assets, including loans it has originated, through a Securitized Vehicle, such as a wholly-owned subsidiary, which is established solely for the purpose of holding such assets. In the Investment
    Objectives and Strategy section, please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the
    Fund), the types of securities the vehicles will issue (e.g., debt, equity), how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders will have against
    the Fund   s assets. We may have more comments after reviewing your
response.
20. Please explain to us whether the sale of interests by a securitized vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would
 Keith S. MacLeod, Esq.
Page 5
April 21, 2021

   comply with Sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.
21. Please respond to the following comments with respect to any Securitized Vehicles that are wholly-owned subsidiaries of the Fund.
   a. Disclose that each collateral manager to the Securitized Vehicle will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the management agreement between the Securitized Vehicle and the manager will be filed as an exhibit to the registration statement. Please also confirm that the collateral manager will be identified as an investment adviser to the Fund. See Item 9.1.(b) of
      Form N-2.
   b. Please identify the custodian for the Securitized Vehicle.
   c. Disclose any of the Securitized Vehicles    principal strategies or risks
that constitute
      principal strategies or risks of the Fund. The principal strategies and risks of the Fund should reflect aggregate operations of the Fund and the Securitized
Vehicle.
   d. Confirm to us that the management fee (including any performance fees) paid to any collateral manager of the Securitized Vehicle will be included in the Management Fee line item in the fee table and the other expenses of the Securitized Vehicle will be included in the Other Expenses line item in the fee table.
   e. Confirm to us that the Securitized Vehicles will be organized in the United States.
      Alternatively, confirm to us that the Securitized Vehicle and any board of directors it has will agree to designate an agent for service of process in the United States and the
      Securitized Vehicle and any board of directors will agree to inspection by the staff of the
      Securitized Vehicle   s books and records. Confirm to us that these books
and records will
      be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
   f. Confirm to us that the financial statements of the Securitized Vehicles will be consolidated with those of the Fund.
Prospectus Summary     Principal Risks of the Fund     Market Disruptions Risk
(page 37)
22. This risk factor describes risks associated with global market developments and disruptions, including those arising from public health emergencies, and the possible impact on the Fund.
    Please consider whether the Fund   s disclosures, including risk
disclosures should be revised
    based on how these events may affect the Fund and its investments and investment process.
    If you believe that no additional disclosure is warranted, please explain to us why not.
 Keith S. MacLeod, Esq.
Page 6
April 21, 2021

Summary of Fund Expenses (pages 40     41)
23. In footnote 4 to the fee table, please disclose the period for which the contractual waiver is expected to continue, including the expected termination date and briefly describe who can terminate the waiver contract and under what circumstances.
Portfolio Contents and Other Information     Leverage (pages 77     79)
24. The second to last sentence on page 77 states that the Fund may determine to issue preferred shares. Please confirm whether the Fund intends to issue preferred shares and, if so, please
    (i) include an estimate of the costs of issuing and maintaining preferred shares in the fee table and (ii) disclose the risks to shareholders in the event of a preferred shares offering.
    Alternatively, please confirm that the Fund has no current intention to issue preferred shares
    (i.e., the Fund will not issue preferred shares within one year of the effective date of the registration statement).
Sales Charge     Class A-2 and Class A-4 Common Shares (pages 125     129)
25. The first sentence on page 128, under    Sales at Net Asset Value    states
that Class A-2 and A-
    4 Common Shares may be sold at NAV without an initial sales charge to certain types of
    accounts or account holders including, among others,    purchases made
through . . . certain
    types of group omnibus plans sponsored by employers, professional or charitable
    organizations   . Please describe this class of purchases with greater
specificity. See Item
    12(a)(2) of Form N-1A and Instruction 1 thereto.
Sales Charge     How EWCs will be Calculated (pages 128     129)
26. This first sentence of this section states that an EWC is imposed on repurchases of Class A-2
    and Class A-4 Common Shares    on the amount of the repurchase which causes
the current
    value of your account for the particular class of Common Shares of the Fund to fall below the
    total dollar amount of your purchase payments subject to the EWC.    Please
clarify the
    quoted disclosure in this sentence.
Sales Charge     Reductions and Waivers of Initial Sales Charges and EWCs (page
129)
27. The first sentence of the second paragraph of this section states that EWCs may be reduced or waived for repurchases where the shareholder can demonstrate hardship and there will be minimal cost borne by the Distributor associated with the repurchase. Please disclose with greater specificity the circumstance in which a hardship would be demonstrated and the repurchase will result in minimal cost borne by the Distributor. See Item 12(a)(2) of Form
    N-1A and Instruction 1 thereto.
Shares Purchased or Held Through Financial Intermediaries (page 130)
28. The first sentence of this section states that the availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through
 Keith S. MacLeod, Esq.
Page 7
April 21, 2021

   which you purchase or hold Fund shares. Please disclose sales charge waivers and discounts made available through specific financial intermediaries. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto; IM Guidance Update 2016-06, at text preceding and following footnote 5.
Net Asset Value (pages 135     137)
29. The second sentence of the second paragraph on page 136 states that whole loans, including those originated by the Fund, generally are fair valued. Please confirm that the Fund will update underlying valuation data with respect to each individual loan that it holds at least as often as it calculates its NAV. Also, please disclose that originated loans will be valued on an individual loan level, fair valuation will be performed using inputs that incorporate
    borrower level data which is updated as often as the Fund   s NAV is
calculated and the type
    of information that will be used to value loans.
Distributions (pages 137     138)
30. The second sentence of the second paragraph on page 138 states that there is a possibility that the Fund may make total distributions during a taxable year that exceeds
the Fund   s net
    investment income and net realized capital gains (i.e., a return of capital). Please tell us if the
    Fund may make a significant amount of return of capital distributions in its first year of operations. If so, please prominently disclose on the Prospectus cover page that the Fund expects to make return of capital distributions and that such distributions do not represent income.
Anti-Takeover and Other Provisions in the Declaration of Trust (pages 140
141)
31. Please describe the limitations on the ability of shareholders to bring direct and derivative
    claims set forth in Sections 5 and 6 of the Fund   s Declaration of Trust.
Please also disclose
    that these limitations do not apply to claims made under the federal securities laws. In addition, please disclose that the forum for adjudication of disputes is the federal or state
    courts of Massachusetts, as described in Section 11.1 of the Fund   s
Bylaws, and the
    corresponding risks of such provision (e.g., that shareholders may have to bring suit in an inconvenient and unfavorable forum).
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions     Other Information Regarding Investment Restrictions
(pages
102     105)
32. Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should
    be allocated when determining the Fund   s compliance with its
concentration policy.
 Keith S. MacLeod, Esq.
Page 8
April 21, 2021

PART C     OTHER INFORMATION
Item 34. Undertakings
33. Please insert the undertaking set forth in Item 34.4 of Form N-2 or explain to us why it is not applicable.
GENERAL COMMENTS
34. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.
35. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
36. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act of 1933 (   Securities Act   ), please identify the omitted information
to us supplementally,
    preferably before filing the pre-effective amendment.
37. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement.
38. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                        * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.

                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
cc:    Michael Spratt
       Michael Shaffer